

December 19, 2014

Via E-mail
David Reis
Chief Executive Officer
Stratasys, Ltd.
7665 Commerce Way
Eden Prairie, Minnesota 55344

> **Re:** **Stratasys, Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-35751**

Dear Mr. Reis:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Costs of revenues, page 51

1.   It appears that cost of revenues is the largest expense line item in your consolidated statements of operations. While we note that you discuss the components that comprise cost of revenues, on page 51, please tell us what consideration you gave to expanding your discussion to provide greater insight into the relative significance, variability and the trends associated with each cost component. For example, the relative impact of raw materials will continue to fluctuate over time based on production costs and, to a certain extent, changes in commodity prices. Such information would appear relevant to an

investors understanding of your cost trends due to macro-economic issues, including inflationary pressures on labor cost. If you believe that such information is not necessary for an understanding of your business, please provide us with support for your conclusion.

2.   Your disclosure indicates that a significant portion of the increase in the percentage of costs of revenues to sales is based on the increase associated with acquired deferred revenues adjustments for 2013. Please provide us with more details regarding these adjustments. Specifically, tell us the nature of the deferred revenues step-up associated with your acquisitions, and provide us with an explanation of how the adjustment resulted in an increase to cost of sale.

Operating Expenses, page 61

3.   It appears that selling, general and administrative expenses increased by $141 million in 2013, as compared to the prior year. You indicate that the increase was driven primarily by the results of a full year in 2013 of combined operations of Stratasys, Inc. and Objet compared to only one month of combined operations in 2012 and the inclusion of MakerBot operations after the MakerBot transaction. You further indicate that these two transactions added $14.2 million in stock compensation expense and $16.4 million in amortization expense related to intangible assets for 2013 and an expense of $7.9 million to selling, general and administrative expense for the MakerBot performance bonus plan and for the revaluation of the MakerBot earn-out in 2013. To the extent that Objet and Makerbot had any additional impact on SG&A, please disclose the impact of these transactions on your results, separately. Otherwise, disclose the factors that resulted in the additional $100 million increase to SG&A during 2013.

Results of Operations on Non-GAAP Basis, page 67

4.   While we note that columns are labeled as non-GAAP, please tell us how your current presentation, which provides an operating results discussion on a non-GAAP basis, in a manner similar to your GAAP discussion and which uses terms that identical to GAAP terms, is appropriate. In addition, tell us how your current presentation does not attach undue prominence to this non-GAAP information, by presenting an alternate non-GAAP results of operations discussion that is similar in its presentation and format to your GAAP discussion.

Reconciliation of GAAP and Non-GAAP Results of operations, page 70

5.   We note that your Non-GAAP reconciliation includes an adjustment for deferred revenue and inventory purchase price adjustments. Please clarify how you determined these amounts. Further, indicate the acquisitions that these adjustments related to.

Note 2. Acquisitions

MakerBot transaction, page F-18

6.   It appears that you have significant earn-out obligations related to the MakerBot acquisition. Since this obligation is recorded as a liability and at fair value classified as Level 3, tell us what consideration you gave to providing the disclosures outlined in ASC 810-10-50-2. This paragraph outlines disclosure requirements for assets and liabilities held at the end of the reporting period that are measured at fair value on a recurring basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief